SUB-ITEM 77D(g)


                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                          AIM VARIABLE INSURANCE FUNDS


On February 24, 2005, the Board of Trustees (the "Board") of AIM Variable Insurance Funds on behalf of AIM V.I. Aggressive Growth Fund (the "Fund") adopted resolutions approving changes to the disclosure regarding the investment strategies. The following sentence was deleted, "The fund seeks to meet its objective by investing primarily in common stocks of companies whose earnings the fund's portfolio managers expect to grow more than 15% per year." This sentence will be replaced with the following sentence, "The fund seeks to meet its objective by investing primarily in common stocks of small and medium-sized growth companies. The portfolio managers focus on companies they believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth."